October 12, 2018

L. Kevin Stout
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

       Re: Landstar System, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed February 23, 2018
           File No. 000-21238

Dear Mr. Stout:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure